UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: December 21, 2023

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Performance-Based Equity Incentive Award for Chief Executive Officer

On December 20, 2023 (the “Grant Date”), Legend Biotech Corporation (the “Company”) granted to Ying Huang, the Company’s Chief Executive Officer, a performance-based restricted share unit award for up to 1,599,732 shares of the Company’s ordinary shares, par value $0.0001 per share, pursuant to the Company’s 2020 Restricted Shares Plan (the “RSU Grant”).

The RSU Grant is eligible to vest over a 5-year period on each anniversary of the Grant Date in accordance with the following schedule, subject to the Chief Executive Officer’s continued service on each vesting date:

Vesting Date	Target RSUs
December 20, 2024	233,294
December 20, 2025	249,958
December 20, 2026	266,622
December 20, 2027	283,286
December 20, 2028	299,950

The percent of the Target RSUs that will vest on each vesting date is subject to the Chief Executive Officer’s performance relative to the Company’s goals as determined by the Company’s board of directors (the “Board”) and compensation committee of the Board. If Dr. Huang is deemed to “Exceed Expectations”, perform “At Target” or perform at “Minimum Acceptable Performance” for a given year, then 120%, 100% or 50% of the applicable Target RSUs will vest for such year.

Because the vesting of the RSU Grant is linked to and contingent upon achievement of the Company’s key long-term goals, the Company’s Board believes that the RSU Grant increases the alignment between the interests of Dr. Huang and the Company’s shareholders.

This report on Form 6-K is hereby incorporated by reference in the registration statements of the Company on Form F-3 (Nos. 333-272222, 333-257609 and 333-257625) and Form S-8 (No. 333-239478).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: December 21, 2023	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer